Q4	/	2016	/	FOURTH QUARTER
MARINE HARVEST GROUP
•
Record high Operational EBIT of EUR 259 million. Financial EBIT of EUR 344 million
•
Strong operational performance in all entities
•
All-time high salmon prices driven by strong demand and decline in supply
•
NIBD at EUR 890 million on strong cash flow
•
Quarterly dividend of NOK 2.80 per share

© Marine Harvest Group	1

Q4|2016

HIGHLIGHTS - FOURTH QUARTER 2016

•	Record high Operational EBIT of EUR 259.4 million. Financial EBIT of EUR 344.3 million.

•	Strong operational performance in all entities.

•	All-time high salmon prices driven by strong demand and decline in supply.

•	Harvested volume in line with guidance from the third quarter.

•
Marine Harvest Norway's technological concept "The Egg" qualifies in general for development licenses, and may be awarded development licenses subject to the outcome of the authorities' final evaluation process.

•	Marine Harvest Canada nominated to purchase farming assets in East Canada currently in receivership. The transaction is contingent on court approval and signing of a final purchase agreement.

•	Net interest-bearing debt (NIBD) of EUR 890 million on strong cash flow.

•	Net cash flow per share of EUR 0.25 in the quarter.

•	44.9% Return on capital employed (ROCE) in the quarter.

•	Underlying earnings per share (EPS) of EUR 0.43 in the quarter.

•	A quarterly dividend of NOK 2.80 per share, will be paid out to the shareholders as a repayment of paid in capital.

Main figures 1)	Q4 2016	Q4 2015	2016	2015
EUR million
Operational revenue 2)	1 018.1	866.7	3 509.8	3 121.1

Operational EBITDA 3)	296.0	124.4	842.7	486.6
Operational EBIT 3)	259.4	89.7	700.2	346.8

EBIT	344.3	196.3	991.2	345.3
Net financial items	-68.5	-45.9	-232.0	-95.2
Profit or loss for the period	210.9	91.7	539.3	158.3

Cash flow from operations	163.2	22.9	693.2	233.3

Total assets	4 803.5	4 196.1	4 803.5	4 196.1
NIBD 4)	890.0	999.7	890.0	999.7

EPS (EUR)	0.47	0.20	1.20	0.36
Underlying EPS (EUR) 5)	0.43	0.14	1.13	0.52
Net cash flow per share (EUR) 6)	0.25	-0.16	1.23	-0.02
Dividend declared and paid per share (NOK)	2.30	1.40	8.60	5.20
ROCE 7)	44.9%	13.4%	28.1%	13.1%
Equity ratio	42.9%	45.2%	42.9%	45.2%

Harvest volume (GWE, salmon)	99 634	110 551	380 621	420 148

Operational EBIT per kg (EUR) - Total 8)	2.60	0.81	1.84	0.83

Norway	2.70	1.47	2.18	1.37
Scotland	1.83	-0.30	0.91	0.35
Canada	3.33	0.36	2.53	0.34
Chile	2.61	-1.31	0.11	-0.82

1)
This interim report is unaudited. Presentation currency has been changed from NOK to EUR from January 1, 2016, with retrospective application for comparative figures, see Note 2 and Note 13. Please refer to the interim report on form 6-K for detailed descriptions and reconciliations of non-IFRS measures such as Operational EBIT, Operational EBITDA, Operational revenue, NIBD, underlying EPS and ROCE.

2)
Operational revenue: Revenue and other income, including realized gain/loss from currency derivatives related to contract sales of Norwegian origin, and excluding change in unrealized salmon derivatives.

3)
Calculated by excluding the following items from financial EBITDA/EBIT: Change in unrealized internal margin, change in unrealized gains/losses from salmon derivatives, net fair value adjustment on biomass, onerous contract provisions, restructuring costs, income from associated companies, impairment losses of fixed assets/intangibles and other non-operational items. Operational EBIT also includes realized gain/loss from currency derivatives related to contract sales of Norwegian origin. A reconciliation between Operational EBIT and financial EBIT is provided on the next page, and we also refer to the interim report on form 6-K for further information. The largest individual difference between Operational EBIT and financial EBIT is the net fair value adjustment on biomass according to IFRS (and the related onerous contracts provision), which is a volatile figure impacted by estimates of future salmon prices as well as other estimates.

4)	NIBD: Total non-current interest-bearing debt, minus total cash, plus current interest-bearing debt and plus net effect of currency derivatives on interest-bearing debt.

5)	Underlying EPS: Operational EBIT adjusted for accrued interest payable, with estimated weighted tax rate - per share.

6)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realized currency effects - per share.

7)
ROCE: Annualized return on average capital employed based on EBIT excluding net fair value adjustment on biomass, onerous contract provisions and other non-operational items / Average NIBD + Equity, excluding net fair value adjustment on biomass, onerous contract provisions and net assets held for sale, unless there are material transactions in the period.

8)	Operational EBIT per kg including allocated margin from Feed and Sales and Marketing.

© Marine Harvest Group	2

Q4|2016

PROFIT - FINANCIAL RESULTS IN THE QUARTER
The Group’s profits hinges on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2015.)

(EUR million)	Q4 2016	Q4 2015
Operational EBIT	259.4	89.7
Change in unrealized margin	-18.7	-1.4
Gain/loss from derivatives	7.1	-6.3
Net fair value adjustment on biomass including onerous contracts	74.7	107.1
Restructuring costs	-0.9	0.2
Income from associated companies	21.0	10.8
Impairment losses on fixed assets/intangibles	1.7	-3.7
EBIT	344.3	196.3
Operational EBIT amounted to EUR 259.4 million in the quarter (EUR 89.7 million). The contribution from Feed was EUR 10.8 million (EUR 8.0 million), and Farming contributed EUR 207.7 million (EUR 52.8 million). Markets contributed EUR 23.0 million (EUR 14.8 million) and Consumer Products contributed EUR 22.9 million (EUR 9.8 million).

Operational EBIT of EUR 259.4 million in the period was negatively impacted by exceptional items in the amount of EUR 29.7 million (refer to Note 6).

Earnings before financial items and taxes (EBIT) came to EUR 344.3 million (EUR 196.3 million). EBIT includes a net fair value adjustment on biomass including onerous contracts of EUR 74.7 million (EUR 107.1 million), mainly due to higher salmon prices.

Financial items

(EUR million)	Q4 2016	Q4 2015
Interest expenses	-12.2	-11.2
Net currency effects	13.9	4.9
Other financial items	-70.2	-39.6
Net financial items	-68.5	-45.9
Other financial items include an increase in the fair value of the conversion liability component of the convertible bond of EUR 82.8 million and positive change in fair value of other financial instruments of EUR 13.9 million.

© Marine Harvest Group	3

Q4|2016

Cash flow and NIBD

(EUR million)	Q4 2016	Q4 2015
NIBD beginning of period	-876.7	-917.9
Operational EBITDA	296.0	124.4
Change in working capital	-105.1	-79.5
Taxes paid	-10.3	-10.9
Other adjustments	-17.4	-11.0
Cash flow from operations	163.2	22.9
Net Capex	-57.2	-59.7
Other investments	0.0	-18.4
Cash flow to investments	-57.2	-78.1
Net interest and financial items paid	-6.4	-11.6
Other items	10.1	62.2
Dividend / return of paid in capital	-113.9	-67.6
Translation effect on interest-bearing debt	-9.0	-9.6
NIBD end of period	-890.0	-999.7

Cash flow from operations amounted to EUR 163.2 million (EUR 22.9 million). Working capital is impacted by a seasonal increase in trade receivables and biomass. Other adjustments include a non-cash effect of EUR 18.7 million (EUR 1.4 million) regarding change in unrealized margin for Feed which is included in Operational EBITDA.

Net Capex was EUR 57.2 million (EUR 59.7 million).

Currency effect on interest-bearing debt of EUR -9.0 million (EUR -9.6 million) during the quarter is mainly due to the weakening of EUR against USD.

Other items in the fourth quarter of 2015 include the effect of EUR 51.6 million regarding initial recognition of a conversion liability component of the convertible bond issued in November 2015.

A quarterly dividend of EUR 113.9 (EUR 67.6 million), as announced in the report for the third quarter of 2016, has been distributed as repayment of paid in capital.

GUIDING PRINCIPLE	AMBITION	ACHIEVEMENT
Profitability	ROCE exceeding 12%	Q4	44.9%
		YTD	28.1%
Solidity	Long term NIBD target:	December 31, 2016
	EUR 1 050 million	EUR 890 million
	Farming NIBD / kg EUR 1.8	Farming NIBD / kg EUR 1.5

© Marine Harvest Group	4

Q4|2016

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

	Feed		Farming		Sales and Marketing				Other		Group 1)
					Markets		Consumer Products
EUR million	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015
External revenue	5.7	2.8	11.4	24.0	581.3	480.1	419.6	358.1	0.0	1.7	1 018.1	866.7
Internal revenue	101.5	99.7	629.0	479.2	202.4	123.6	8.2	10.7	7.5	13.5	0.0	0.0
Operational revenue	107.2	102.4	640.4	503.3	783.7	603.7	427.8	368.8	7.6	15.2	1 018.1	866.7
Operational EBIT	10.8	8.0	207.7	52.8	23.0	14.8	22.9	9.8	-5.0	4.3	259.4	89.7
Change in unrealized margin	-13.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-18.7	-1.4
Gain/loss from derivatives	0.0	0.0	-29.2	-3.9	0.0	-0.7	29.5	3.9	6.9	-5.6	7.1	-6.3
Net fair value adjustment on biomass, onerous contract provisions	-1.1	0.0	75.8	119.7	0.0	0.0	0.0	0.0	0.0	-12.6	74.7	107.1
Restructuring costs	0.0	0.0	0.0	0.1	0.0	0.0	-0.9	0.1	0.0	0.0	-0.9	0.2
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from associated companies	0.0	0.0	21.1	10.8	0.0	0.0	0.0	0.0	-0.2	0.0	21.0	10.8
Impairment losses of fixed assets	0.0	0.0	1.0	-1.0	0.0	0.0	0.7	-1.6	0.0	-1.1	1.7	-3.7
EBIT	-3.8	8.0	276.5	178.5	23.0	14.1	52.2	12.2	1.6	-15.0	344.3	196.3
Operational EBIT %	10.1%	7.9%	32.4%	10.5%	2.9%	2.5%	5.4%	2.6%	na	na	25.5%	10.3%
1) Group adjusted for eliminations.

Marine Harvest monitors the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to our Feed and Sales and Marketing operations is allocated back to the country of origin. The table below and upcoming performance review provide information consistent with the value creation methodology.

Other units reported Operational EBIT of EUR -5.0 million in the quarter (EUR 4.3 million). The currency effects of foreign currency purchases against EUR are recognized as income/cost of EUR 2.6 million in Marine Harvest Markets Norway and Marine Harvest ASA respectively (in the fourth quarter of 2015, currency effects of foreign currency sales against NOK amounted to EUR -9.8 million).

	SOURCES OF ORIGIN						Other	Group
EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes

OPERATIONAL EBIT
Farming	128.5	15.8	28.5	17.8	2.5	14.6		207.7

Sales and Marketing
Markets	12.6	3.8	4.0	2.0	0.0	0.5	0.0	23.0
Consumer Products	19.9	2.1	0.0	0.0	0.5	0.0	0.5	22.9
Subtotal	160.9	21.7	32.6	19.8	3.0	15.1	0.5	253.6

Feed	10.8							10.8
Other entities 1)							-5.0	-5.0

Total	171.8	21.7	32.6	19.8	3.0	15.1	-4.5	259.4

Harvest volume (GWE, salmon)	63 595	11 805	9 769	7 577	2 677	4 212		99 634

Operational EBIT per kg (EUR) 2)	2.70	1.83	3.33	2.61	1.13	3.59		2.60
- of which Feed	0.17	0.00	0.00	0.00	0.00	0.00		0.11
- of which Markets	0.20	0.32	0.41	0.26	0.01	0.12		0.23
- of which Consumer Products	0.31	0.18	0.00	0.00	0.19	0.00		0.23

ANALYTICAL DATA
Price achievement/reference price (%) 3)	90%	91%	101%	99%	na	99%		92%
Contract share (%)	52%	68%	0%	10%	84%	9%		45%
Quality - superior share (%)	94%	94%	87%	94%	92%	93%		93%
Exceptional items incl in Operational EBIT	-26.2	-0.9	0.0	0.0	-0.7	-2.0		-29.7
Exceptional items per kg (EUR)	-0.41	-0.08	0.00	0.00	-0.24	-0.47		-0.30

GUIDANCE
Q1 2017 harvest volume (GWE)	49 000	18 000	9 000	6 000	1 000	1 000		84 000
2017 harvest volume (GWE)	250 000	53 500	42 000	45 000	9 000	3 500		403 000
Q1 2017 contract share (%)	53%	47%	0%	34%	95%	6%		45%

1)	Corporate and Holding companies

2)	Including Corporate and Holding companies

3)	Sales and Marketing Price achievement

© Marine Harvest Group	5

Q4|2016

MARKET OVERVIEW
Industry
Continued strong demand and a decline in global supply resulted in record high salmon prices in the quarter. The salmon price in Europe increased by 53% compared to the fourth quarter 2015, while the salmon price in Miami and Seattle increased by 74% and 62% respectively.

Global harvest of Atlantic salmon amounted to 522 700 tonnes in the fourth quarter, a decrease of approximately 10% compared to the same quarter in 2015. This was in line with expectations. The volume reduction was driven by lower harvesting in Norway, and reduced harvesting in Chile as a result of the algal bloom as described in recent quarterly reports.

Supply	Q4 2016	Change vs	12 month	Q3 2016
	Tonnes GWE	Q4 2015	change	Tonnes GWE
Norway	289 500	-6.6%	-5.1%	271 800
Scotland	38 700	-5.1%	-3.7%	36 600
Faroe Islands	20 100	-7.4%	2.4%	14 900
Ireland	3 800	-7.3%	-5.0%	3 900
Total Europe	352 100	-6.5%	-4.6%	327 200
Chile	115 700	-24.1%	-15.7%	101 100
North America	37 200	1.1%	5.9%	37 500
Total Americas	152 900	-19.2%	-11.2%	138 600
Australia	13 600	-6.2%	1.8%	12 700
Other	4 100	13.9%	8.3%	3 900
Total	522 700	-10.5%	-6.6%	482 400

Supply from Norway decreased by 7% compared to the fourth quarter of 2015. The reduction was slightly more than expected. Biological challenges persist in Norway and led to increased mortality, lower growth and accelerated harvesting. Average harvest weights have therefore been lower than expected. The number of harvested fish has on the contrary been higher than expected, which in turn has reduced the supply potential in Norway for 2017.

Scottish volumes decreased by 5% compared to the same period last year which was slightly more than expected. Biological issues in earlier quarters have reduced the biomass. Volumes from the Faroe Islands declined by 7% in the quarter compared to the same quarter in 2015.

Volumes from Chile decreased by 24% compared to the fourth quarter of 2015. The reduction was driven by the algal bloom in March 2016. However, the decline was less than expected as some farmers harvested early.

In North America the supply increase of 1% compared to the fourth quarter of 2015 was in line with expectations. Supply originating from Canada continues to be relatively stable.

Reference prices	Q4 2016	Change vs	Q4 2016	Change vs
	Market	Q4 2015	NOK	Q4 2015
Norway 1)	EUR 7.39	52.7%	NOK 66.72	47.8%
Chile 2)	USD 5.55	74.0%	NOK 46.72	71.4%
Chile, GWE 3)	USD 6.50	94.0%	NOK 54.68	91.2%
North America 4)	USD 3.78	61.5%	NOK 31.79	59.1%
North America GWE 3)	USD 7.86	73.5%	NOK 66.12	71.0%

1)	NASDAQ average superior GWE/kg (gutted weight equivalent)

2)	Urner Barry average D trim 3-4 lbs FOB Miami

3)	Reference price converted back-to-plant equivalent in GWE/kg

4)	Urner Barry average GWE 10-12 lbs FOB Seattle

In the market currency, EUR, prices in Europe increased by 53% compared to the fourth quarter of 2015. Salmon prices increased by 74% in Miami and 62% in Seattle in USD terms.

© Marine Harvest Group	6

Q4|2016

Market	Q4 2016	Change vs	12 month
distribution	Tonnes GWE	Q4 2015	change
EU	253 200	-7.4%	-3.1%
Russia	19 800	-19.2%	-29.5%
Other Europe	20 200	-9.4%	-12.5%
Total Europe	293 200	-8.4%	-5.9%
US	87 000	-9.8%	-0.3%
Brazil	19 600	-21.9%	-15.9%
Other Americas	28 300	-4.1%	-6.1%
Total Americas	134 900	-10.7%	-4.1%
China/Hong Kong	19 000	-3.6%	2.5%
Japan	16 600	-7.3%	7.2%
South Korea / Taiwan	9 500	-15.9%	-12.8%
Other Asia	16 000	-21.2%	-1.1%
Total Asia	61 100	-11.7%	-0.3%
All other markets	30 200	3.1%	6.9%
Total	519 400	-8.8%	-4.1%

Global consumption declined by 9% in the fourth quarter compared with the same period in 2015.

Consumption declined by 7% in the EU in the quarter. This follows the supply reduction in Europe of a similar magnitude. A lack of promotional activity amongst many of the traditional European retailers has impacted salmon consumption. Despite the volume reduction, the salmon category continues to grow at very healthy rates measured in value terms. In particular the demand response in the large German and UK markets was favourable in the fourth quarter. In Russia consumption decreased by 19% compared to the fourth quarter of 2015, primarily as sourcing from Chile and Faroe Islands continued to be challenged by a higher paying fresh European and US market.

US consumption decreased by 10% compared with the same quarter in 2015. The decline is notably less than the reduction in supply from Chile and Canada, and the inflow of European salmon continues on par with the same quarter last year. Demand for salmon in the US continues to develop positively. In Brazil, consumption declined by 22% compared to the same quarter in 2015. Similar to the previous quarter, the lack of available Chilean salmon and the higher paying US market continues to drive this development.

Consumption in the Asian market decreased by 12% in the quarter compared to the same period last year. The lack of large sized fresh salmon from Europe remains the main driver for the decline. The Asian market is mainly a spot based market, hence in value terms it continues to grow at a favorable rate.

Source: Kontali and Marine Harvest

© Marine Harvest Group	7

Q4|2016

Marine Harvest
Geographic market presence
Total salmon revenues in the fourth quarter were distributed as shown in the graph below. Europe is by far the largest market for Marine Harvest’s salmon with 71% of the total revenues (73%). France, Germany and UK are the main markets for our products. As a result of the ban on the import of salmon from most European production countries, our sales to Russia originate from the Faroe Islands and Chile.
Sales by product
The Group’s main species is Atlantic salmon. The sales revenue distribution across products was as follows in the fourth quarter:

Fresh whole salmon represented 40% of total sales revenues (40%), while fresh smoked salmon and fresh and frozen elaborated salmon together accounted for 48% (49%). The share of smoked and elaborated products increased from the third quarter of 2016, as the fourth quarter is the peak demand period for these products.

Branding and product development efforts
In the fourth quarter we continued our efforts to further develop existing brands. In Consumer Products in Europe, our Laschinger brand was awarded "Top Brand Award" for the third time in the category smoked and marinated fish. Laschinger has a strong presence in large retailers in the German, Austrian and Swiss (DACH) markets, and remains one of the top brands in Germany. Our Kritsen brand in France launched several new products in 2016. Kritsen smoked salmon received top score by the magazine "60 Millions de Consommateurs" in competition with all smoked salmon products in France. Despite challenging market conditions with strong competition and record high prices, this new product development and change in strategy has resulted in new consumers in the smoked salmon category.

In the US, our Ducktrap smoked seafood facility continues to expand its business and strengthen its market position as a leader in the US smoked seafood category. The Ducktrap brand remains a trusted, well-recognized and preferred brand among discerning customers and chefs in the US, with good growth in the fourth quarter and the US holiday season.

Marine Harvest USA opened its new Dallas facility in December. The new plant will make it possible to meet an increasing demand for value added products in the US. It will also improve market access to the Midwest region of the US, which today has limited access to fresh fish.

© Marine Harvest Group	8

Q4|2016

Price achievement
Prices in all markets were significantly higher than in the fourth quarter of 2015, due to strong demand and lower volumes available for harvest.
Price achieved by the farming units in Norway, Scotland, Canada, Chile and Faroes.

The global reference price was 57% higher in the fourth quarter of 2016 compared to the fourth quarter of 2015. The combined global price achieved was 8% below the reference price in the period. In the fourth quarter of 2015, the global price achieved was 4% above the reference price. The contribution from contracts relative to the reference price was positive in the fourth quarter of 2015, but negative in the fourth quarter of 2016.

Markets
Q4 2016	Norwegian	Scottish	Canadian	Chilean
Contract share	52%	68%	0%	10%
Quality - superior share	94%	94%	87%	94%
Price achievement	90%	91%	101%	99%
Average price achievement is measured against reference prices in all markets (NASDAQ for Norwegian, Scottish and Faroese salmon, and Urner Barry for Chilean and Canadian salmon).

© Marine Harvest Group	9

Q4|2016

PROFIT - OPERATIONAL PERFORMANCE
Salmon of Norwegian origin

EUR million	Q4 2016	Q4 2015

Operational EBIT	171.8	97.8
EBIT	168.3	212.7

Harvest volume (GWE)	63 595	66 638

Operational EBIT per kg (EUR)	2.70	1.47
- of which Feed	0.17	0.12
- of which Markets	0.20	0.14
- of which Consumer Products	0.31	0.24

Exceptional items incl in op. EBIT	-26.2	-25.1
Exceptional items per kg (EUR)	-0.41	-0.38

Price achievement/reference price	90%	103%
Contract share	52%	50%
Superior share	94%	95%

Financial results
Operational EBIT amounted to EUR 171.8 million (EUR 97.8 million) in the fourth quarter, the equivalent of EUR 2.70 per kg (EUR 1.47). The profitability of the four Norwegian regions varied by EUR 0.58 per kg separating the highest performing region (Region West) from the lowest performing region (Region Mid).

Financial EBIT amounted to EUR 168.3 million (EUR 212.7 million).

All-time high salmon price is the main contributor to the strong earnings in the fourth quarter. However, contracts and cost increase driven by higher feed and lice mitigation costs, partially offset the effect of significantly increased spot prices. Exceptional items related to mortality and lice mitigation negatively impacted Operational EBIT with EUR 26.2 million in the fourth quarter (EUR 25.1 million).

Price and volume development
The reference price for Salmon of Norwegian origin increased by 53% compared to the fourth quarter of 2015 due to strong demand and lower supply. The average reference price in the fourth quarter was EUR 7.39 per kg.

Marine Harvest had a contract share of 52% for salmon of Norwegian origin in the fourth quarter, compared to 50% in the fourth quarter of 2015.

The overall price achieved was 10% below the reference price in the quarter (3% above). Even though contract prices were improved in the quarter, the effect on price achievement has been offset by the further increase in spot prices. The superior share was 94% (95%).

Harvested volume in the fourth quarter was 63 595 tonnes gutted weight (66 638 tonnes gutted weight). The harvest volume was marginally lower than in the comparable quarter last year. This is mainly due to lower production following biological challenges.

© Marine Harvest Group	10

Q4|2016

Costs and operations
The cost level has increased in all regions compared to the fourth quarter of 2015. The biological cost1) of harvested fish increased by 16% compared to the fourth quarter of 2015.

The cost of feed per kg harvested salmon was up by 14% compared to the corresponding quarter in 2015 as a result of increased feed conversion rates and increased feed prices. Feed conversion rates have been negatively impacted by reduced feeding appetite following mechanical lice treatments.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The health cost per kg salmon harvested in the fourth quarter of 2016 increased by 16% compared to the corresponding quarter in 2015. Health cost per kg is at an all time high level, and have increased more than fourfold during the last five years. The primary challenge for the Norwegian farming operations continues to be sea lice, and substantial effort is devoted to mitigating and resolving this challenge.

The estimated exceptional cost related to sea lice mitigation and losses amounted to EUR 23.2 million (EUR 24.3 million) in the fourth quarter of 2016. Per kg harvested, exceptional sea lice mitigation costs amounted to EUR 0.37 (EUR 0.36) in the quarter.

Incident based mortality losses in the amount of EUR 2.6 million have been recognized in the quarter, mainly related to gill issues and mortality and damaged fish due to storms. Losses from incident-based mortality in the fourth quarter of 2015 amounted to EUR 4.3 million, mainly related to sea lice.

ISA in Region North in the third quarter has negatively impacted Operational EBIT in the fourth quarter by approximately EUR 2.2 million mainly due to harvest of low weight fish.

We expect Marine Harvest Norway's costs to increase further in the first half of 2017.

______ _______________________________________________ ________________
1) As defined in the Annual Report, section "Analytical information". Total of feed cost and other seawater costs, before transportation to the processing plant.

© Marine Harvest Group	11

Q4|2016

Salmon of Norwegian origin by region

Regions	South	West	Mid	North	Total
EUR million	Q4 2016	Q4 2016	Q4 2016	Q4 2016	Q4 2016

Operational EBIT	31.0	63.9	24.6	52.3	171.8

Harvest volume (GWE)	12 338	21 979	10 559	18 718	63 595

Operational EBIT per kg (EUR)	2.51	2.91	2.33	2.79	2.70

Superior share	93%	96%	95%	92%	94%

Regions	South	West	Mid	North	Total
EUR million	Q4 2015	Q4 2015	Q4 2015	Q4 2015	Q4 2015

Operational EBIT	11.6	47.4	8.9	29.9	97.8

Harvest volume (GWE)	10 630	24 573	14 466	16 970	66 638

Operational EBIT per kg (EUR)	1.09	1.93	0.62	1.76	1.47

Superior share	95%	97%	95%	92%	95%

Region South

•	Operational EBIT totaled EUR 31.0 million in the fourth quarter (EUR 11.6 million), or EUR 2.51 per kg (EUR 1.09).

•
Biological costs per kg harvested fish in the fourth quarter increased from the comparable quarter in 2015 due to a 12% increase in feed costs, high mortality and a 70% increase in lice mitigation and treatment costs.

•	A total of 12 338 tonnes gutted weight (10 630 tonnes) was harvested. The volume increase is mainly due to a greater number of fish stocked in the generation currently being harvested.

•	Incident based mortality in the amount of EUR 0.3 million was recognized in the quarter due to losses caused by gill infection.

•	Seawater production was somewhat higher than in the comparable quarter in 2015 due to more biomass in sea. This is partially offset by lower growth.

•
Sea lice pressure continues, and the sea lice level at the end of the fourth quarter was higher than at the end of the third quarter, as well as the fourth quarter in 2015. Measures will be taken to increase the non-medicinal lice treatment capacity in the region going forward.

Region West

•
The best performing region in Marine Harvest Norway in the fourth quarter of 2016 measured in Operational EBIT per kg. Operational EBIT totaled EUR 63.9 million in the fourth quarter (EUR 47.4 million), or EUR 2.91 per kg (EUR 1.93).

•
Biological costs per kg harvested fish in the fourth quarter increased from the comparable quarter in 2015 due to a 17% increase in feed costs and a 18% increase in lice mitigation and treatment costs.

•	A total of 21 979 tonnes gutted weight (24 573 tonnes) was harvested. The volume decrease is mainly due to lower growth.

•	Seawater production was lower than in the comparable quarter in 2015, due to early harvesting in prior quarters and low growth caused by lice treatments.

•
In addition to sea lice, gill issues have become a more prominent problem in the quarter, with two sites heavily impacted. Incident based mortality in the amount of EUR 1.1 million was recognized in the quarter, mainly due to gill issues.

© Marine Harvest Group	12

Q4|2016

Region Mid

•	Operational EBIT totaled EUR 24.6 million in the fourth quarter (EUR 8.9 million), or EUR 2.33 per kg (EUR 0.62).

•
Health cost per kg harvested fish in the fourth quarter decreased by 28% from a very high level in the fourth quarter of 2015. Health cost per kg in the quarter was the second lowest in the Norwegian farming operations. However, the effect of this reduction was more than offset by increases in other biological costs, mainly due to feed costs as well as mortality. The cost per kg harvested fish remains high also in the fourth quarter.

•	A total of 10 559 tonnes gutted weight (14 466 tonnes) was harvested. The reduced volume is mainly due to lower production following biological issues.

•	Seawater production was at the same level as in the comparable quarter in 2015.

•
The region continues to experience challenges related to sea lice, but non-medical treatment tools have been applied with good effect in the quarter. Sea lice levels at the end of the fourth quarter were stable compared to the fourth quarter of 2015.

•	No incident based mortality was recognized in the quarter.

Region North

•	Operational EBIT totaled EUR 52.3 million in the fourth quarter (EUR 29.9 million), or EUR 2.79 per kg (EUR 1.76).

•	Biological costs per kg harvested fish in the fourth quarter increased from the comparable quarter in 2015 due to a 11% increase in feed costs and a 69% increase in health costs.

•	ISA has negatively impacted Operational EBIT in the fourth quarter by approximately EUR 2.2 million due to harvest of low weight fish.

•	Incident mortality in the amount of EUR 1.1 million was recognized in the quarter due to CMS and harsh weather conditions.

•	Sea lice levels at the end of the fourth quarter were stable compared to the fourth quarter of 2015.

•	A total of 18 718 tonnes gutted weight (16 970 tonnes) was harvested. The volume increase is due to early harvest due to lice challenges.

•	Seawater production was at the same level as in the comparable quarter in 2015.

© Marine Harvest Group	13

Q4|2016

Salmon of Scottish origin

EUR million	Q4 2016	Q4 2015

Operational EBIT	21.7	-4.2
EBIT	75.0	2.6

Harvest volume (GWE)	11 805	14 095

Operational EBIT per kg (EUR)	1.83	-0.30
- of which Markets	0.32	0.23
- of which Consumer Products	0.18	-0.66

Exceptional items incl in op. EBIT	-0.9	-5.2
Exceptional items per kg (EUR)	-0.08	-0.37

Price achievement/reference price	91%	111%
Contract share	68%	57%
Superior share	94%	93%

Financial results
Operational EBIT amounted to EUR 21.7 million in the fourth quarter (EUR -4.2 million), the equivalent of EUR 1.83 per kg (EUR -0.30). The results in the quarter have been impacted by low harvest volume and high cost due to biological issues.

Financial EBIT amounted to EUR 75.0 million (EUR 2.6 million).

Price and volume development
The reference price in local currency was up by approximately 81% in the fourth quarter of 2016 compared to the fourth quarter of 2015. This is due to strong demand and lower supply.

A high contract share for the quarter, following the reduction in harvest volume, negatively impacted the price achievement for the fourth quarter compared to spot prices. In the fourth quarter of 2015, the contribution from contracts was positive.

The fourth quarter harvest volume was 11 805 tonnes gutted weight which is a decrease from the corresponding quarter in 2015 (14 095 tonnes) due to health issues and early harvest in prior quarters, as well as higher biomass in sea in 2015.

The recent weakening of the GBP is expected to have positive market effects for Marine Harvest Scotland.

© Marine Harvest Group	14

Q4|2016

Costs and operations
In the fourth quarter, we completed the harvesting of sites with a challenging health status carrying a high cost level. Consequently, biological costs per kg increased by 28% in the fourth quarter of 2016 compared to the corresponding quarter in 2015. This is mainly due to increased health and feed costs. As such, prior biological challenges have contributed to a high cost level for salmon of Scottish origin also in the fourth quarter. Nevertheless, the cost level has improved compared to the third quarter of 2016, due to a general improvement in the biological performance of the fish being harvested.

Non-seawater costs per kg have decreased compared to the fourth quarter of 2015, mainly due to reduced incident-based mortality. In the fourth quarter of 2016, incident-based mortality of EUR 0.9 million was recognized, compared to EUR 5.2 million in the fourth quarter of 2015.

Expanded use of mechanical lice mitigation tools, such as lice flushers and well boats, have contributed to an improved health situation. Marine Harvest Scotland has also initiated projects with the aim of increasing the capacity for production of cleaning fish. As a result of improved biology, growth performance has been favorable in the quarter. The company will continue to have a strong focus on feeding and improved growth in order to further streamline and optimize its operations.

The cost level is expected to further decrease somewhat in 2017, based on the performance of fish at the sites which will be harvested.

© Marine Harvest Group	15

Q4|2016

Salmon of Canadian origin

EUR million	Q4 2016	Q4 2015

Operational EBIT	32.6	3.4
EBIT	59.8	10.9

Harvest volume (GWE)	9 769	9 383

Operational EBIT per kg (EUR)	3.33	0.36
- of which Markets	0.41	0.07
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0.0	-0.5
Exceptional items per kg (EUR)	0.00	-0.05

Price achievement/reference price	101%	98%
Contract share	0%	0%
Superior share	87%	90%

Financial results
Operational EBIT amounted to EUR 32.6 million in the fourth quarter (EUR 3.4 million), the equivalent of EUR 3.33 per kg (EUR 0.36). The increase in Operational EBIT compared to the fourth quarter of 2015 is to a large extent due to improved spot market prices.

Financial EBIT amounted to EUR 59.8 million (EUR 10.9 million).

Price and volume development
Market prices for fresh whole Canadian salmon remained strong in the fourth quarter on strong demand and slightly reduced European export into the North American market. Achieved prices have also been positively influenced by larger harvest size.
The average price per lb gutted weight (Urner Barry 10-12 lb) was USD 3.78 per lb, which is an increase of 62% from USD 2.34 in the fourth quarter of 2015.
Price achievement in the fourth quarter was 1% above the reference price (2% below in the fourth quarter of 2015). There were no contracts for salmon of Canadian origin in the fourth quarter of 2016 or 2015. The superior share was 87% in the quarter (90%).

© Marine Harvest Group	16

Q4|2016

Harvested volume was 9 769 tonnes gutted weight in the fourth quarter, an increase from the comparable quarter last year (9 383 tonnes). The increase is mainly due to larger size of harvested fish.

Costs and operations
The cost level in the fourth quarter of 2016 was marginally higher than in the comparable quarter of 2015, as underlying growth has been somewhat lower. Biological costs per kg salmon harvested in the quarter increased by 3% compared to the fourth quarter of 2015.

Production has been slightly lower than in the fourth quarter of 2015, due to lower opening biomass as a result of lower growth in earlier quarters.

No incident-based mortality has been recognized in the quarter (EUR 0.5 million).

Costs are expected to remain stable in the first quarter of 2017.

© Marine Harvest Group	17

Q4|2016

Salmon of Chilean origin

EUR million	Q4 2016	Q4 2015

Operational EBIT	19.8	-19.4
EBIT	20.0	-24.0

Harvest volume (GWE)	7 577	14 750

Operational EBIT per kg (EUR)	2.61	-1.31
- of which Markets	0.26	0.05
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0.0	-1.2
Exceptional items per kg (EUR)	0.00	-0.08

Price achievement/reference price	99%	105%
Contract share	10%	10%
Superior share	94%	90%

Financial results
Operational EBIT amounted to EUR 19.8 million in the fourth quarter (EUR -19.4 million), the equivalent of EUR 2.61 per kg (EUR -1.31). A strong price increase compared to the fourth quarter of 2015 is the main driver behind the increased results. In addition, the cost level has improved. The price increase is mainly caused by significant reduced harvest volumes as a result of the algal bloom described in the previous quarterly reports.

Financial EBIT amounted to EUR 20.0 million (EUR -24.0 million).

Price and volume development
The Urner Barry reference price for Chilean salmon was up by 74% compared to the fourth quarter of 2015. This is mainly a result of strong demand and lower harvesting volumes in the industry following the algal bloom. The average price per lb fillet (Urner Barry D-trim 3-4 lb) was USD 5.55 per lb, and prices ended as high as USD 5.88 in December.

North America remains the most important market for salmon of Chilean origin. Shortage of Chilean salmon in general has been a key driver of prices to record-high levels.

The Brazilian market has remained challenging as the Brazilian real has continued to weaken.

© Marine Harvest Group	18

Q4|2016

Price achievement for Chilean salmon was 1% below the reference price in the quarter. The contract share was 10% in the quarter, equal to the fourth quarter of 2015.

Harvested volume was 7 577 tonnes gutted weight in the fourth quarter (14 750 tonnes). The significant reduction from the comparable quarter in 2015 is a result of the algal bloom.

Costs and operations
Operational EBIT per kg harvested in the quarter includes gain on sale of fixed assets of EUR 0.55 per kg.

Strong operational performance in the fourth quarter has resulted in an operational cost in box of USD 4.74 per kg (USD 5.30 per kg in the fourth quarter of 2015).

There were no incident-based mortality losses in the fourth quarter of 2016 (EUR 1.2 million).

Costs are expected to increase substantially in the first half of 2017 due to low volumes and harvesting of lower performing sites. As described in the reports for the previous quarters, the recent complex regulatory changes for fish farming in Chile are expected to contribute to an increase of the cost level going forward.

© Marine Harvest Group	19

Q4|2016

Salmon of Irish origin

EUR million	Q4 2016	Q4 2015

Operational EBIT	3.0	0.1
EBIT	6.5	-2.7

Harvest volume (GWE)	2 677	2 761

Operational EBIT per kg (EUR)	1.13	0.02
- of which Markets	0.01	0.01
- of which Consumer Products	0.19	0.13

Exceptional items incl in op. EBIT	-0.7	-1.7
Exceptional items per kg (EUR)	-0.24	-0.61

Price achievement/reference price	na	na
Contract share	84%	78%
Superior share	92%	87%

Operational EBIT amounted to EUR 3.0 million in the fourth quarter (EUR 0.1 million), which was EUR 1.13 per kg (EUR 0.02 per kg). Achieved prices were 8% higher in the fourth quarter of 2016 than in the fourth quarter of 2015, and marginally lower than in the third quarter of 2016.

Financial EBIT amounted to EUR 6.5 million (EUR -2.7 million).

Biological costs have been reduced by 2% in the fourth quarter of 2016 compared to the fourth quarter of 2015.

Incident-based mortality of EUR 0.7 million (EUR 1.7 million) has been recognized in the quarter, mainly related to gill issues.

Harvest volume was 2 677 tonnes gutted weight, which is at the same level as in the comparable quarter of 2015 (2 761 tonnes). Harvest volume is expected to decrease to 1 000 tonnes gutted weight in the first quarter of 2017.

© Marine Harvest Group	20

Q4|2016

Salmon of Faroese origin

EUR million	Q4 2016	Q4 2015

Operational EBIT	15.1	5.3
EBIT	3.1	9.2

Harvest volume (GWE)	4 212	2 923

Operational EBIT per kg (EUR)	3.59	1.80
- of which Markets	0.12	0.33
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	-2.0	0.0
Exceptional items per kg (EUR)	-0.47	0.00

Price achievement/reference price	99%	105%
Contract share	9%	0%
Superior share	93%	90%

Operational EBIT amounted to EUR 15.1 million (EUR 5.3 million), which was EUR 3.59 per kg (EUR 1.80 per kg). Results in the quarter have been impacted by incident-based mortality of EUR 2 million (EUR 0.47 per kg) related to heavy storms in December and subsequent loss of fish at the Sandsvág site.

Financial EBIT amounted to EUR 3.1 million (EUR 9.2 million).

The majority of the harvested salmon in the fourth quarter of 2016 was sold to Russia, USA and China. The prices in Russia remain high due to the ban of Norwegian salmon.

Cost on harvested fish is down by 12% compared to the fourth quarter of 2015, with positive scale effects from increased volume. Harvest volume is expected to decrease to 1 000 tonnes gutted weight in the first quarter of 2017. Our Faroese operations are subject to a two year cycle resulting in alternating years with high and low volume. As a consequence, there will be no harvesting from February to September in 2017.

In 2016, a 4.5% fee on harvesting revenue has been applied by the authorities in the Faroe Islands. In the fourth quarter of 2016, the fee negatively impacted Operational EBIT by EUR 1.4 million.

© Marine Harvest Group	21

Q4|2016

Consumer Products

EUR million	Q4 2016	Q4 2015

Operating revenues	427.8	368.8

Operational EBIT 1)	22.9	9.8
Operational EBIT %	5.4%	2.6%
EBIT 2)	22.7	8.3

Volume sold (tonnes product weight)	35 222	33 367

Exceptional items	0.0	0.0

Volume share salmon	79%	76%
Revenue share salmon	82%	80%

1) Operational EBIT for salmon in Consumer Products is also included in the results per country of origin.
2) After elimination of unrealized gain on group-internal hedging contracts.

Financial results
Operational EBIT for Consumer Products was EUR 22.9 million (EUR 9.8 million), which is all-time high. In spite of significantly increased raw material prices, our Consumer Products organization has been able to improve earnings. The increase is due to operational improvements as well as sales prices having been adjusted to reflect rising raw material costs. Our Rosyth plant in Scotland contributed EUR 11.4 million of the total EUR 13.1 million improvement in Operational EBIT for the fourth quarter of 2016 compared to the fourth quarter of 2015. The Operational EBIT margin was 5.4% (2.6%).

Financial EBIT2) amounted to EUR 22.7 million (EUR 8.3 million).

For our Fresh operations in France, Operational EBIT has increased compared to the fourth quarter of 2015 as a result of operational improvements and sales price increases.

In the UK, results for our Rosyth plant has improved significantly from the end of 2015 and first part of 2016, when the results were heavily impacted by preparation costs and start-up costs.

Operational EBIT for our Fresh operations in Benelux in the fourth quarter of 2016 were above the comparable quarter of 2015, due to product mix as well as successful promotions.

For our Chilled operations, record high raw material prices heavily impacted the results in the fourth quarter of 2016 compared to the fourth quarter of 2015. However, during the quarter we have achieved operational improvements and increased sales prices.

Price and volume development
Consumer Products’ operating revenues were EUR 427.8 million (EUR 368.8 million). Sales prices have lagged behind raw material price increases in prior quarters, but this gap has been reduced in the fourth quarter. Average price achieved per sold volume in the fourth quarter of 2016 has increased compared to the prior quarters of 2016 as well as the comparable quarter of 2015.

Total volume sold in the fourth quarter of 2016 was 35 222 tonnes product weight. The volume is marginally down for Chilled sales, but increased for Fresh sales.

© Marine Harvest Group	22

Q4|2016

For the full year 2016, total volume sold was 125 399 tonnes product weight, which is a 14% increase from 109 838 in 2015.

We are experiencing continued good sales in the Benelux and South European markets. Germany also continues to be a very important market. In the French market, sales to traditional retail customers are increasingly difficult following the high prices. Overall salmon consumption in France has decreased in 2016. A compensating effect for our Consumer Products organization is increased sales to French discount retailers. In the UK, we are experiencing strong growth due to full range production in our processing plant in Rosyth. We continue our efforts to grow sales through the introduction of new products and through cross-selling of existing products.

Costs and operations
The fourth quarter is the peak period for our Consumer Products organization, and both our Fresh operations and Chilled operations were profit-making in the fourth quarter. The positive development for our Fresh operations compared to the fourth quarter of 2015 is mainly due to the improvements in the Rosyth plant.

Consumer Products	Q4 2016
EUR million	Fresh	Chilled	Total
Volume sold (tonnes prod wt)	14 701	20 521	35 222
Operational EBIT	6.6	16.3	22.9
Operational EBIT per kg (EUR)	0.45	0.79	0.65

Consumer Products	Q4 2015
EUR million	Fresh	Chilled	Total
Volume sold (tonnes prod wt)	11 777	21 590	33 367
Operational EBIT	-8.3	18.0	9.8
Operational EBIT per kg (EUR)	-0.70	0.84	0.29

© Marine Harvest Group	23

Q4|2016

Feed

EUR million	Q4 2016	Q4 2015

Operating revenues	107.2	102.4

Operational EBIT	10.8	8.0
Operational EBIT %	10.1%	7.9%
EBIT	-3.8	8.0

Feed sold volume	86 014	88 486
Feed produced volume	89 672	95 962

Exceptional items	0.0	0.0

Operational EBIT for Feed is also included in the results per country of origin
(currently only Norway).

Financial results
Operational EBIT was EUR 10.8 million (EUR 8.0 million) in the fourth quarter of 2016, which is the second best quarter ever for Feed. The Operational EBIT margin was 10.1% (7.9%).

Financial EBIT amounted to EUR -3.8 million (EUR 8.0 million).

Price and volume development
Operating revenues were EUR 107.2 million in the fourth quarter (EUR 102.4 million). Volumes sold in the fourth quarter were 86 014 tonnes, compared to 88 486 tonnes in the fourth quarter of 2015.

The volume decrease from the fourth quarter of 2015 is mainly a result of adjusting to the demand from our Norwegian farming operations. Volumes sold in the fourth quarter of 2016 accounted for 86% of total feed delivered to our Norwegian farming operations (81% in the fourth quarter of 2015).

We maintain our focus on our efficiency improvement projects and our recent plant upgrades have resulted in an annual production capacity of ca. 330 000 tonnes. Production for the full year 2016 was 310 242 tonnes, compared to 281 655 in 2015.

© Marine Harvest Group	24

Q4|2016

Feed prices are set at market terms and benchmarked against third parties. As the largest buyer of salmon feed globally, we are able to efficiently benchmark our own feed against third party suppliers both with regards to price and quality.

Costs and operations
Operational EBIT per kg increased in the fourth quarter of 2016 compared to the same quarter last year. There have been no significant changes in underlying raw material costs, but currency effects have been unfavorable for prices on the main input factors utilized in our feed production in the quarter.

Given the significant increase in fish feed self-sufficiency, we target further reduction in the third party share of feed going forward. We continue to develop our production of smolt and broodstock diets to reduce the dependency on third party feed purchases in this area.

As described in the report for the third quarter, we have submitted the planning application for the building of a new feed plant in Scotland. We expect to receive feedback on our application in the first quarter of 2017.

© Marine Harvest Group	25

Q4|2016

PLANET - SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

Our operations and long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

Escape prevention
Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. Unfortunately, there were 3 escape incidents in the fourth quarter; 2 in Norway with 8 425 escaped fish, and 1 in Scotland with 50 escaped fish (in the fourth quarter of 2015, there were 3 incidents in Norway with 4 006 fish lost). For the escape incidents in Norway in the fourth quarter, 2 338 fish have been recaptured.

Fish health
Pancreas Disease (PD): No new sites were diagnosed with PD in the fourth quarter, compared to 8 in the fourth quarter of 2015.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Paramoeba perurans can cause AGD, with elevated mortality and reduced performance. Since 2013, the amoeba has also been found in Norway. The presence of the amoeba increases with higher seawater temperatures. Treatments were carried out in several of our farming entities. Marine Harvest's fish health teams and seawater production departments take immediate action when AGD appears.

Infectious Salmon Anaemia (ISA): No new sites were diagnosed with ISA in the fourth quarter. Region North in Norway has experienced increased costs due to ISA confirmed in the third quarter. Our monitoring and surveillance continues and we maintain strict measures to immediately harvest out sites with ISA according to regulatory requirements.

Lice management
Marine Harvest actively works to reduce the sea lice load in all farming units. Canada and regions South and West in Norway reported higher sea lice levels at the end of the fourth quarter of 2016 compared to the end of the fourth quarter of 2015. Scotland, Chile, Faroes and Ireland reported decreases compared to the fourth quarter of 2015. Regions Mid and North in Norway reported stable lice levels at the end of the fourth quarter of 2016 compared to the end of the fourth quarter of 2015.

The share of fish undergone medicinal treatments against sea lice has been reduced by 33% in the fourth quarter of 2016 compared to the fourth quarter of 2015. For the full year, the share has been reduced by 50%. The capacity of non-medicinal solutions has increased in the operating units, reducing the dependency on medicinal treatments. Extensive development and testing of non-medicinal tools and methods continues in collaboration between Marine Harvest's Global R&D and Technical department and operating units.

SRS a growing concern for salmon farming in Chile
Salmonid Rickettsial Septicaemia (SRS) is caused by an intracellular bacterium. It occurs mainly in Chile and over the recent months we have seen a significant increase in the need for treatment. SRS is treated using licensed antibiotics and is the primary reason for our use of antibiotics in our operations. In the fourth quarter, treatment was carried out at several sites in Chile. SRS is currently a major biological concern in Chilean salmon farming. A new vaccine was launched in the first quarter. The industry has positive expectations, but the effect under commercial conditions is still to be verified.

© Marine Harvest Group	26

Q4|2016

Medicine use
Marine Harvest focuses on preventing the development and spread of infectious diseases. If fish get infected, they are treated with approved medicines. In the fourth quarter, our use of antibiotics was 54 grams per ton biomass produced compared to 90 grams per ton in the fourth quarter of 2015.

Additional farms ASC certified
In 2013, we announced our commitment to have 100% of our farms ASC certified by 2020. As of the close of the fourth quarter of 2016 we had 59 sites certified (43 in Norway, 3 in Chile, 3 in Ireland, 7 in Canada, 2 in Scotland and 1 in Faroes).

Several additional sites have been audited and are expected to be certified in 2017. Marine Harvest is taking the lead in ASC implementation and we are committed to demonstrate an environmentally responsible development in our organization.

For further information regarding sustainability and biological risk management, reference is made to the 2015 Annual Report and our sustainability reporting at the Global Salmon Initiative (GSI).

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2016 Achievement
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	Three escape incidents and 8 475 fish lost (three incidents with 4 006 fish lost in the fourth quarter of 2015)

Ensure healthy stocks minimizing diseases and losses in the farming activities	Monthly survival rate of at least 99.5% within 2020	Average monthly survival rate in the quarter of 98.7% (98.8% in the fourth quarter of 2015)

© Marine Harvest Group	27

Q4|2016

PEOPLE - SAFE AND MEANINGFUL JOBS
The safety, self-respect and personal pride of our employees cannot be compromised if Marine Harvest is to succeed as a company and maintain good relationships with local communities.

Employee Health and Safety
In the fourth quarter, the Group recorded 73 Lost Time Incidents (LTIs), which is an increase from 68 in the fourth quarter of 2015. For the full year 2016, there were 247 LTIs compared to 280 in 2015.

Measured in LTIs per million hours worked (rolling average), the figure has improved to 9.88 from 11.36 in 2015.

Absenteeism has increased to 5.7% from 4.4% in the same quarter of 2015. For the full year 2016, absenteeism was 5.7% compared to 4.8% in 2015. Initiatives have been made to reduce sick leave in relevant entities.

International Mobility
During the fourth quarter, a total of 36 employees were on different types of international assignments in the group.

Code of Conduct
In the fourth quarter, the annual testing on our Code of Conduct principles was carried out globally. The test was done on-line, with mandatory participation of 3 000 employees holding a company e-mail account.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2016 Achievement
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked was 9.88. Programs are in place to reduce the number.

Healthy working environment	Absenteeism < 4%	Absenteeism of 5.7% in the quarter.

© Marine Harvest Group	28

Q4|2016

PRODUCT - TASTY AND HEALTHY SEAFOOD
We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.

Salmon considered "Best choice"
The U.S. Food and Drug Administration and the U.S. Environmental Protection Agency have issued advice regarding fish consumption for pregnant women. The purpose is to help these consumers make informed choices when it comes to fish that are healthy and safe to eat. The agencies have created an easy-to-use reference chart that sorts 62 types of fish into three categories, with salmon being placed in the "Best choice" top category.

Consumer Products in Europe
Laschinger
In 2016, our Laschinger brand was awarded "Top Brand Award" in the category smoked and marinated fish. This was the third time Laschinger was awarded "Top Brand", which proves Laschinger's value as one of the top brands in the German markets. The brand has a strong presence in large retailers in the German, Austrian and Swiss markets.

Kritsen
In France, our brand Kritsen strengthened its position through a new and innovation driven strategy. Kritsen stands for adventurous seafood, and in 2016 it launched several new products. A more convenient format for its top quality smoked salmon à la ficelle was developed. Our fully redesigned Dunkerque Appeti Marine factory is now operational to offer the best quality and modern aperitifs and starters. The Kritsen brand was recognized by the magazine "60 Millions de Consommateurs", and received the highest score for their smoked salmon out of all smoked salmon products in France. Despite a tough market environment with strong competition and record high prices, this new product development and change in strategy recruited new consumers to the smoked salmon category.

© Marine Harvest Group	29

Q4|2016

Marine Harvest Asia
Supreme Salmon
The Supreme Salmon brand has been launched in several retail chains with our frozen ready-to-cook products. Exciting flavors and only 15 minutes cooking time will be a new way for consumers in Taiwan to prepare their salmon. This will provide consumers with an easy solution for eating more healthy and tasty salmon. The brand was launched in 2013 in the Taiwanese market, and our market entry was based on own street stores. The launch in retail chains will provide new and exciting opportunities.

Supreme Salmon
Supreme Salmon
SIGNATURE SALMON STEAK
美威鮭魚・精選魚排
Natural OMEGA 3
2入裝
It's Simple to Serve the Tastiest!
Supreme Salmon
Signature Salmon Steak
美威鮭魚・精選魚排
2入裝

Mowi
Mowi remains an important premium brand in Asia, although the significant increase in market prices has made it difficult to maintain the momentum seen in prior quarters.

Marine Harvest North America
Dallas plant opened
Marine Harvest USA opened its new Dallas processing facility in December. The first shipment from the plant was made to one of our customers in Texas.

The new plant will make it possible to meet an increasing demand for value added products in the US. It will also improve market access to the Midwest region of the US, which today has limited access to fresh fish. The plant has specially designed machinery for value added products, which will be utilized in our product development efforts for new and existing customers.
Salmon consumption in the US remains low in penetration and frequency. One of the main barriers has been access to fresh salmon in retail. We believe the opening of our new plant will help to build and increase the US market for salmon and seafood, and positively impact the fish consumption which is still low compared to Europe.

ARB-030216869
CARRIER
marineharvest
17
EVO LOGISTICS
USDOT 2859004
MC 957529
FIRE
EXTINGUISHER
INSIDE

The first truck has left our new Dallas plant in the US

© Marine Harvest Group	30

Q4|2016

Ducktrap
Ducktrap, our smoked seafood facility in the US, continues to expand its business and strengthen its market position as a leader in the US smoked seafood category. The Ducktrap brand remains a trusted, well-recognized and preferred brand among discerning customers and chefs in the US, with good growth in the fourth quarter and the US holiday season.

DUCKTRAP

New York Style

Nova Lox

DUCKTRAP RIVER® of MAINE

Keep
Refrigerated
at 38°F (3°C)
or less.

Use within
four days
of opening.

K

Smoked Atlantic Salmon

Natural Source of Omega-3

Naturally Smoked in Maine

Ready To Eat | Lightly Smoked | Gluten Free

All Natural

NET WT 4 OZ (113g)

GUIDING PRINCIPLE - ISSUE	AMBITION	Q4 2016 Achievement
Food quality and safety	Supply seafood with valuable health benefits for its quality and documented safety	Health targets met

Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs.	Continuous effort with existing brands

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Q4|2016

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER
Marine Harvest nominated to purchase farming assets on the East Coast of Canada
In December, Marine Harvest was nominated by the Receiver of the assets owned by the Gray Aqua Group of Companies ("the Company"), to purchase the Company. The acquisition price on a cash and debt free basis is CAD 15 million. The Company is based on the East Coast of Canada and is currently in receivership. Closing of the transaction is contingent on approval by the Court of Queen's Bench of New Brunswick as well as signing of a final purchase agreement. Marine Harvest's aim is to shortly start to prepare a production plan and an investment framework for the East Coast of Canada.

Update from the Norwegian authorities regarding development licenses and the "Egg" concept
In November, the Norwegian Directorate of Fisheries informed Marine Harvest Norway that the closed-end farming composite "Egg" concept qualifies in general for the development licenses scheme and that the authorities may award development licenses for this project. Marine Harvest is very pleased with the positive feedback from the Directorate of Fisheries and we are encouraged to see that the authorities share our view that the "Egg" concept represents a new technology which may contribute to move the salmon industry forward. We will continue to work with the authorities, and hope they will reach a final conclusion soon in order for the project to commence.

Dallas plant operational
Marine Harvest USA opened its new Dallas facility in December. The new plant will make it possible to meet an increasing demand for value added products in the US. It will also improve market access to the Midwest region of the US, which today has limited access to fresh fish.

Building of new value added plant in Canada
Marine Harvest Canada has received a building permit for the construction of a value added plant in Surrey, near Vancouver. The plant is expected to start operations towards the end of the second quarter of 2017. At full operations, the plant will process approximately 12 000 tonnes HOG annually, and mainly serve customers in Western Canada and Northwestern United States. The investment cost for the project is estimated at EUR 2.5 million, not including the building itself, which will be leased.

Marine Harvest intends to terminate NYSE listing
The Board of Directors resolved on 14 February 2017 to delist Marine Harvest’s American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and to terminate the registration of the ADSs and shares under the U.S. Securities Exchange Act of 1934. In the future, the Shares will continue to be listed on the Oslo Stock Exchange only. Marine Harvest intends to maintain its ADS program as a Level 1 Sponsored program and Citibank will remain as the Depositary. Accordingly, following delisting, Marine Harvest’s ADSs will be traded in the US over-the-counter.

Only about 3 percent of the worldwide trading volume in Marine Harvest's shares (in the form of shares or ADSs) in the past 12 months occurred in the United States while the costs of maintaining a NYSE listing and a registration under the Exchange Act are significant. The Board of Marine Harvest has therefore concluded that it is in the best interest of the shareholders to discontinue the US listing and terminate its reporting obligations in the US.

Formalization of amendments to fish farming regulations in Norway
The Norwegian Government has announced amendments to fish farming regulations broadly in line with the White Paper on Aquaculture released in March 2015. The coast will be divided into 13 areas of production. The level of sea lice in an area will determine future growth or reduction of production capacity. This new scheme will be implemented in October 2017, and production may be increased in 2017 depending on the level of sea lice. Any reductions in production capacity will not be performed until 2019.

Issue of shares through partial conversion of bond
In February, Marine Harvest ASA issued 2,204,188 new shares, as bondholders representing EUR 21.0 million of the EUR 375 million convertible bond loan issued by Marine Harvest ASA exercised the option to convert bonds to equity. The option is in accordance with the bond agreement. The conversion price was EUR 9.5273 per share, and each new share was issued with a nominal value of NOK 7.50. Following the completion of the conversion, Marine Harvest ASA's share capital is NOK 3,392,173,800, divided into 452,289,840 total shares, each with a nominal value of NOK 7.50.

Normalization of relations between China and Norway
In December, the Chinese and Norwegian Foreign Ministries distributed a press release announcing full normalization of their political and diplomatic relations. Fish from Marine Harvest Norway and other Norwegian salmon exporters have been largely excluded from the Chinese market following the freeze in relations between the two countries six years ago. The recent development, as well as the expected commencement of negotiations about a Sino-Norwegian free trade agreement, is expected to create new market opportunities for Marine Harvest in Asia.

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Dividend of NOK 2.80 per share
The Board of Directors has decided to pay out a quarterly dividend of NOK 2.80 per share to the shareholders in the form of repayment of paid in capital.

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Q4|2016

OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

2016 was a great year for Marine Harvest with record earnings and cash flow generation. The fourth quarter was most impressive with a record high Operational EBIT of EUR 259 million. All business areas achieved strong earnings in the quarter. Strong demand for salmon and reduced global supply led to high salmon prices. The quarterly performance was further enhanced by a seasonally favorable market, which was significant in the Consumer Products segment. The Feed business area delivered another very good quarterly performance and the Board is pleased with the developments in this business area.
Earnings from Farming in Norway were very good in the quarter. Notwithstanding a high contract share, the achieved salmon price in the quarter was record high. Earnings contributions from contract sales are expected to continue to gradually improve going forward as contracts are rolled over on higher prices. The production costs in the Norwegian farming operations increased during the quarter and the Board expects further cost increases during the first half of 2017 due to a high cost on biomass in sea and seasonal low harvesting volumes.
Marine Harvest has invested considerable time and effort in recent years to improve the biological situation. However, the challenges associated with sea lice management and related biological issues in Norway continue. The Board acknowledges the tremendous work by Marine Harvest’s employees to mitigate issues with sea lice. Marine Harvest’s increased capacity of non-medicinal treatment, including innovative equipment should facilitate these efforts and reduce the dependency on medicinal treatments. Fish that are subject to mechanical treatments typically lose some feeding days and show reduced feeding appetite. This in turn reduces growth, increases feed conversion ratio and increases production cost. Marine Harvest is continuously learning and advancing its work to improve fish welfare and reduce handling. The Board is confident that Marine Harvest’s Global R&D and Technical teams will continue to lead Marine Harvest through the industry’s greatest challenge at the moment.
The Board is pleased that the Norwegian authorities have expressed support for the “Egg” concept in relation to the development license scheme. The Board is confident that new farming technologies such as the “Egg” will bring the salmon industry forward and ensure its sustainable growth. Marine Harvest has applied for four different production concepts and the Board encourages the company to be ready to execute upon a final decision by the regulating authorities. The Board believes that all of the new production concepts will demonstrate lower cost per kilo salmon produced compared to conventional farming methods.
Scotland delivered good results in the quarter. The Scottish farming operation is actively implementing an improvement process, and operational costs are expected to be reduced going forward. The Scottish organization has recently experienced an improved biological situation and the Board is pleased to see that farmers across all geographies and operating units are sharing best practices and knowledge.
The Faroe Island business entity has delivered exceptional operational results throughout 2016 and the Board commends the organization for demonstrating such operational excellence.
The Canadian farming operations continues to deliver solid results. Steady operations continue and operational profit per kilo was a record high in the quarter. The Board is excited about the strategic intent of farming salmon on the East Coast of Canada. The potential acquisition of Gray Aqua Group would create new local jobs and Marine Harvest would commit significant investments into expanding Marine Harvest Canada. The market for salmon in North-East America continues to develop very favorably, and the acquisition represents as such a compelling value proposition.
The farming operations in Chile continue to improve. Significant organizational and operational improvements have recently been achieved, which should improve the competitiveness of Marine Harvest Chile going forward.
The performance within Consumer Products was good in the quarter. The Board is pleased with the volume increase of 14% in 2016 compared to 2015. Increased sale of fresh salmon continues, and Morpol is growing profitably. The continued enhancements at the Rosyth plant in Scotland are also improving results. The new value added product plant in Dallas creates new opportunities in the US market and makes seafood accessible in areas of the US which currently has limited availability of fresh fish. The planned expansion of the Ducktrap plant in the US is progressing and the product portfolio of smoked seafood continue to grow.
Feed delivered a very good operational and financial result. The Board is pleased with the steady operations and that the plant capacity has been further increased to ca. 330,000 tonnes per annum. The construction of the new feed plant located in Scotland has been slightly delayed and the organization expects to receive feedback on the building application in the first quarter of 2017.
Marine Harvest will continue to invest across the value chain to support organic growth. The capital expenditure budget for 2017 is approximately EUR 240 million and working capital investments are expected to be in the range of EUR 120 million. Marine Harvest is in the middle of a multi-year expansion strategy of its freshwater operations in Norway, Scotland, Faroes and Canada. Investments into larger sized and better quality smolts will continue. Selected sea water upgrades and expansions will also be undertaken. In addition, new product processing lines and expansion initiatives will take place within Consumer Products. The new Feed plant in Scotland and targeted investment within Markets are expected.
Marine Harvest was listed on the New York Stock Exchange in 2014 through an ADS program. The liquidity of the ADS on NYSE has been low the past three years and the costs are significant to maintain a NYSE listing and a registration under the Exchange Act. The Board has therefore decided that it is in the best interest of all shareholders in Marine Harvest to discontinue the US listing and terminate its reporting obligations in the US. Marine Harvest has a significant US ownership and the company will continue its strong focus on serving the US investor base. The company also intends to maintain its ADS program as a Level 1 Sponsored program, i.e. over-the-counter. Marine Harvest expanded its investor relations team in 2016, and the company will be broadening its investor relations efforts to include the Asian capital market going forward.
The strength of the salmon market has been tested at increasing pricing levels throughout 2016, and the demand response has been impressive. An increasing appetite for salmon in many established markets has reduced salmon available for new and the emerging markets; thereby limiting the development of many promising opportunities. The rapid growth of hard-discounters in established markets have changed some of the dynamics in the market. Salmon has been repositioned in the market away from the traditional wet fish counters to more accessible fresh food counters. Through product innovation and development of the salmon category the consumer can choose from fresh, pre-packed salmon to a wide range of elaborated products. This development has made it more convenient for the modern consumer. Traditional retailers have also changed the store layout, hence availability of salmon across the retail chain has improved. In sum, the global market for salmon has shown a tremendous strength and the Board is excited about the prospects for salmon and the many undeveloped opportunities.

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The supply growth for 2017 is expected to increase by approximately 2% by Kontali Analyse. This is a reduction of one percentage point from the previous quarter driven by less salmon from Norwegian origin. As such, the market balance is expected to remain tight. The 12 month forward Nasdaq price remains at EUR 7.2 per kg (NOK 65 per kg), which is similar to the previous quarter.
A quarterly dividend of NOK 2.80 per share will be issued under the authorization granted by the Annual General Meeting. The dividend will be distributed in the form of repayment of paid in capital.

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Q4|2016

SUMMARY YEAR TO DATE

•	Operational EBIT of EUR 700.2 million. Financial EBIT of EUR 991.2 million.

•	Harvest volume of 380 621 GWE, which is significantly lower than the initial guiding for 2016.

•	Record high salmon prices on strong demand and reduced supply.

•	Production costs in Norway, Scotland and Chile have increased in 2016 due to challenging biology and higher feed costs. Production costs in Canada stable year-on-year.

•	Operational EBIT in Marine Harvest Chile impacted by exceptional items due to the algal bloom incident.

•	Initiated restructuring process for Marine Harvest Chile. Recognized impairment of fixed assets of EUR 19 million and a restructuring provision of EUR 2.2 million in the second quarter.

•	Operational EBIT for Consumer Products for 2016 at the same level as 2015 in spite of increased raw material prices and start-up costs at the Rosyth plant in Scotland.

•	Divestment of all shares in Grieg Seafood with a realized gain of EUR 54.8 million in the second quarter.

•	Establishment of DESS Aquaculture Shipping, a joint venture between Marine Harvest and Deep Sea Supply. The joint venture has contracted a total of one wellboat and one harvest vessel.

•	Net cash flow per share of EUR 1.23, Underlying earnings per share (EPS) of EUR 1.13 and EPS of EUR 1.20.

•	Return on capital employed (ROCE) 28.1%.

•	Net interest-bearing debt (NIBD) of EUR 890 million.

•	Dividend of NOK 8.60 per share has been paid out in 2016, as a repayment of paid in capital.

RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2015 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Bergen, February 14, 2017
The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy	Lisbet K. Nærø	Cecilie Fredriksen	Ørjan Svanevik
CHAIRMAN OF THE BOARD	DEPUTY CHAIR OF THE BOARD

Paul Mulligan	Jean-Pierre Bienfait	Birgitte Ringstad Vartdal

Lars Eirik Hestnes	Stein Mathiesen	Unni Sværen	Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER

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Q4|2016

Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, future capital expenditures and investments and the expected returns therefrom, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market,  demographic and pricing trends, strategic initiatives, financial target (including ROCE and NIBD), planned operational expenses, product demand and trends, supply trends, expected price levels, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s annual report on Form 20-F for the year ended December 31, 2015, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

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Q4|2016

INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Presentation currency for the Group has been changed from NOK to EUR from January 1, 2016. Please refer to Note 13 for further information.

Unaudited, in EUR million	Note	Q4 2016	Q4 2015	2016	2015
Revenue	4	1 024.5	861.0	3 510.2	3 112.4

Cost of materials		-488.2	-511.7	-1 782.2	-1 770.3
Fair value uplift on harvested fish	5	-302.2	-112.1	-869.6	-457.6
Fair value adjustment on biological assets	5	474.8	227.7	1 255.8	467.7
Salaries and personnel expenses		-122.0	-118.8	-440.0	-427.1
Other operating expenses		-129.9	-113.8	-472.5	-443.2
Depreciation and amortization		-36.6	-34.8	-142.5	-139.8
Onerous contract provisions		-98.0	-8.6	-108.7	-0.7
Restructuring cost		-0.9	0.2	-5.4	-15.2
Other non-operational items		0.0	0.0	1.3	2.4
Income from associated companies		21.0	10.8	62.6	23.4
Impairment losses		1.7	-3.7	-17.7	-6.8

Earnings before financial items (EBIT)		344.3	196.3	991.2	345.3

Interest expenses	7	-12.2	-11.2	-48.4	-46.5
Net currency effects	7	13.9	4.9	26.9	4.2
Other financial items	7	-70.2	-39.6	-210.5	-52.9

Earnings before tax		275.8	150.4	759.2	250.1

Income taxes		-64.9	-58.8	-219.9	-91.6

Earnings for the period, continued operations		210.9	91.7	539.3	158.5

Profit from discontinued operations, net of tax		0.0	0.0	0.0	-0.2

Profit or loss for the period		210.9	91.7	539.3	158.3

Other comprehensive income
Change in fair value of cash flow hedges		0.0	0.0	0.0	-3.7
Income tax effect fair value of cash flow hedges		0.0	0.0	0.0	1.0
Currency translation differences		-5.6	-2.9	49.0	44.7
Currency translation differences non-controlling interests		0.0	0.0	0.0	0.1

Items to be reclassified to P&L in subsequent periods:		-5.6	-2.8	49.0	42.0

Actuarial gains (losses) on defined benefit plans, net of tax		-3.4	-0.9	-3.4	-0.9
Other gains and losses in comprehensive income		0.9	3.0	0.9	2.1

Items not to be reclassified to profit and loss:		-2.5	2.1	-2.5	1.2

Other comprehensive income, net of tax		-8.1	-0.8	46.5	43.2

Total comprehensive income in the period		202.8	90.9	585.8	201.5

Profit or loss for the period attributable to
Non-controlling interests		-0.1	0.0	-0.3	0.1
Owners of Marine Harvest ASA		211.0	91.6	539.6	158.2

Comprehensive income for the period attributable to
Non-controlling interests		-0.1	0.1	-0.3	0.1
Owners of Marine Harvest ASA		202.9	90.8	586.1	201.3

Basic and diluted earnings per share (EUR)	8	0.47	0.20	1.20	0.36
Dividend declared and paid per share (NOK)		2.30	1.40	8.60	5.20

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in EUR million	Note	12/31/2016	9/30/2016	12/31/2015
ASSETS

Licenses		764.3	757.6	746.6
Goodwill		268.0	270.5	259.0
Deferred tax assets		2.6	7.7	11.5
Other intangible assets		32.4	29.4	27.6
Property, plant and equipment		1 008.1	972.7	963.7
Investments in associated companies		168.1	158.2	123.9
Other shares and other non-current assets		5.4	5.6	2.5

Total non-current assets		2 248.9	2 201.8	2 134.9

Inventory		248.2	271.4	277.7
Biological assets	5	1 573.8	1 362.2	1 140.2
Current receivables		625.1	540.4	569.8
Cash		103.9	66.0	71.8

Total current assets		2 551.0	2 240.0	2 059.4

Asset held for sale		3.5	1.5	1.8

Total assets		4 803.5	4 443.3	4 196.1

EQUITY AND LIABILITIES

Equity		2 061.5	1 967.9	1 894.6
Non-controlling interests		0.9	0.6	0.9

Total equity		2 062.4	1 968.4	1 895.6

Deferred tax liabilities		453.5	449.8	391.8
Non-current interest-bearing debt		993.4	947.0	1 071.4
Other non-current liabilities		451.1	368.6	221.5

Total non-current liabilities		1 898.0	1 765.5	1 684.7

Current interest-bearing debt		0.1	0.1	0.2
Other current liabilities		843.0	709.5	615.7

Total current liabilities		843.1	709.5	615.9

Total equity and liabilities		4 803.5	4 443.3	4 196.1

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Q4|2016

CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

2016	Attributable to owners of Marine Harvest ASA							Non-controlling interests	Total equity
Unaudited, in EUR million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total
Equity 01.01.2016	351.8	1 075.6		6.1	160.4	300.6	1 894.6	0.9	1 895.6
Comprehensive income
Profit						539.6	539.6	-0.3	539.3
Other comprehensive income					49.4	-2.9	46.5		46.5
Transactions with owners
Share based payment				-1.5		-2.7	-4.2		-4.2
Business combinations						1.4	1.4	0.3	1.7
Repayment of paid in capital		-418.1					-418.1		-418.1
Other changes						1.7	1.7		1.7
Total equity end of period	351.8	657.5	0.0	4.6	209.8	837.7	2 061.5	0.9	2 062.4

2015	Attributable to owners of Marine Harvest ASA							Non-controlling interests	Total equity
Unaudited, in EUR million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total
Equity 01.01.2015	342.9	1 032.6	2.7	3.4	73.6	182.9	1 638.1	1.8	1 639.9
Comprehensive income
Profit						158.2	158.2	0.1	158.3
Other comprehensive income			-2.7		86.8	-41.0	43.2	0.1	43.3
Translation effect *)	-24.4	-74.5		-0.2			-99.1		-99.1
Transactions with owners
Share based payment				2.9			2.9		2.9
Sale of non-controlling interests								-1.0	-1.0
Bond conversion	33.3	373.4					406.7		406.7
Repayment of paid in capital		-255.9					-255.9		-255.9
Treasury shares						0.5	0.5		0.5
Total Equity 31.12.2015	351.8	1 075.6	0.0	6.1	160.4	300.6	1 894.6	0.9	1 895.6

*) As described in Note 13, presentation currency for the group has been changed to EUR from January 1 2016, with retrospective effect on comparative figures to the extent practicable. Equity per January 1, 2015 has been translated to EUR using the EUR/NOK closing rate applicable for the same date. As a result, a translation effect occurs on each component of equity. The translation effect related to share capital and other paid in capital is shown as a separate item in the statement of change in equity for 2015.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in EUR million	Q4 2016	Q4 2015	2016	2015
Earnings before taxes (EBT)	275.8	150.4	759.2	250.1

Interest expense	12.2	11.2	48.4	46.5
Currency effects	-13.9	-4.9	-26.9	-4.2
Other financial items	70.2	39.6	210.5	52.9
Net fair value adjustment and onerous contracts	-74.7	-107.1	-277.5	-9.3
Income/loss from associated companies	-21.0	-10.8	-62.6	-23.4
Depreciation and impairment losses	34.9	38.4	160.2	146.6
Change in working capital	-105.1	-79.5	-14.9	-146.2
Taxes paid	-10.3	-10.9	-92.6	-68.3
Restructuring and other non-operational items	-0.3	-2.5	-4.8	-9.8
Other adjustments	-4.6	-0.9	-5.9	-1.5

Cash flow from operations	163.2	22.9	693.2	233.3

Proceeds from sale of fixed assets	11.5	1.7	12.4	5.5
Payments made for purchase of fixed assets	-69.7	-61.3	-211.6	-215.8
Proceeds from associates and other investments	1.0	-0.5	17.1	44.0
Proceeds from sale of shares	0.0	0.0	52.3	0.0
Purchase of shares and other investments	0.0	-17.9	-2.7	-22.0

Cash flow from investments	-57.2	-78.1	-132.6	-188.3

Proceeds/redeemed from/to convertible bond	0.0	356.7	0.0	318.2
Proceeds from new interest-bearing debt	31.0	0.0	45.0	93.0
Down payment of interest-bearing debt	0.0	-225.0	-151.8	-224.7
Net interest and financial items paid	-6.4	-11.6	-22.9	-39.5
Realized currency effects	14.9	-6.2	14.8	-15.9
Repayment of paid in capital	-113.9	-67.6	-418.1	-255.9
Other financing items	0.0	0.0	0.0	0.5

Cash flow from financing	-74.5	46.4	-533.0	-124.4

Change in cash in the period	31.5	-8.8	27.6	-79.4
Cash - opening balance 1)	55.5	62.6	60.1	133.2
Currency effects on cash - opening balance	1.0	6.3	0.3	6.4

Cash - closing balance 1)	88.0	60.1	88.0	60.1

1) Excluded restricted cash

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SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented. The interim report is unaudited.

Note 2 ACCOUNTING PRINCIPLES

All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2015 (as published on the OSE on April 1, 2016, and as filed publicly with the SEC on April 1, 2016). No new standards have been applied in 2016.

Presentation currency for the Group has been changed from NOK to EUR from January 1, 2016, with retrospective application on comparative figures. Please refer to Note 13 for more details. Functional currency for Marine Harvest ASA has also been changed from NOK to EUR from January 1, 2016.

Significant fair value measurements in accordance with IFRS 13:

Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each Business Unit.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices where available.

In accordance with IAS 41.16, a provision for onerous contracts is recorded by assessing if there are contracts in which the unavoidable costs of meeting the Group's obligations under the contract (where fair value adjustment of biological assets is included in the unavoidable costs) exceed the economic benefits expected to be received.

Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date.

Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 2 in the fair value hierarchy, using a valuation technique based on observable data.

Note 3 ESTIMATES AND RISK EXPOSURE

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting. All changes in estimates are reflected in the financial statements as they occur.

Marine Harvest is exposed to a number of risk factors: Operational risks, strategic risk, reporting risk and compliance risk. The Risk Management section in the 2015 Annual Report contains a detailed description of risks and mitigation actions.

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Q4|2016

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas, Feed, Farming and Sales and Marketing. Feed and Farming are separate reportable segments. Sales and Marketing is divided in two reportable segments, Markets and Consumer Products.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of fish feed from Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included for Business Area Feed.

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
EUR million			Markets	Consumer Products
Q4 2016
External revenue	5.7	11.4	581.3	419.6	0.0	0.0	1 018.1
Internal revenue	101.5	629.0	202.4	8.2	7.5	-948.6	0.0
Operational revenue	107.2	640.4	783.7	427.8	7.6	-948.6	1 018.1
Gain/loss from derivatives 1)	0.0	-29.5	0.0	0.0	6.2	29.7	6.4
Revenue in profit and loss	107.2	611.0	783.7	427.8	13.8	-919.0	1 024.5
Operational EBITDA	12.6	234.6	24.1	28.7	-4.0	0.0	296.0
Operational EBIT	10.8	207.7	23.0	22.9	-5.0	0.0	259.4
Change in unrealized internal margin	-13.5	0.0	0.0	0.0	0.0	-5.2	-18.7
Gain/loss from derivatives	0.0	-29.2	0.0	29.5	6.9	0.0	7.1
Fair value adjustment on biological assets	-1.0	475.8	0.0	0.0	0.0	0.0	474.8
Fair value uplift on harvested fish	-0.2	-302.0	0.0	0.0	0.0	0.0	-302.2
Onerous contract provisions	0.0	-98.0	0.0	0.0	0.0	0.0	-98.0
Restructuring cost	0.0	0.0	0.0	-0.9	0.0	0.0	-0.9
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from associated companies	0.0	21.1	0.0	0.0	-0.2	0.0	21.0
Impairment losses	0.0	1.0	0.0	0.7	0.0	0.0	1.7
EBIT	-3.8	276.5	23.0	52.2	1.6	-5.2	344.3

Q4 2015
External revenue	2.8	24.0	480.1	358.1	1.7	0.0	866.7
Internal revenue	99.7	479.2	123.6	10.7	13.5	-726.8	0.0
Operational revenue	102.4	503.3	603.7	368.8	15.2	-726.8	866.7
Gain/loss from derivatives	0.0	-3.9	-0.7	0.0	-5.0	3.9	-5.7
Revenue in profit and loss	102.4	499.4	603.0	368.8	10.3	-722.9	861.0
Operational EBITDA	10.4	77.6	15.8	15.6	5.1	0.0	124.4
Operational EBIT	8.0	52.8	14.8	9.8	4.3	0.0	89.7
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-1.4	-1.4
Gain/loss from derivatives	0.0	-3.9	-0.7	3.9	-5.6	0.0	-6.3
Fair value adjustment on biological assets	0.0	239.9	0.0	0.0	-12.3	0.0	227.7
Fair value uplift on harvested fish	0.0	-111.7	0.0	0.0	-0.4	0.0	-112.1
Onerous contract provisions	0.0	-8.6	0.0	0.0	0.0	0.0	-8.6
Restructuring cost	0.0	0.1	0.0	0.1	0.0	0.0	0.2
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from associated companies	0.0	10.8	0.0	0.0	0.0	0.0	10.8
Impairment losses	0.0	-1.0	0.0	-1.6	-1.1	0.0	-3.7
EBIT	8.0	178.5	14.1	12.2	-15.0	-1.4	196.3

1) Q4 adjustment includes EUR 6.4 million (EUR 6.1 million year to date) of change in unrealized salmon derivatives presented as revenue in the consolidated statement of comprehensive income. Year to date adjustment (see next page) also include EUR -5.7 million of net gains on currency derivatives related to sales contracts presented as financial items in the consolidated statement of comprehensive income.

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Q4|2016

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
EUR million			Markets	Consumer Products
2016
External revenue	16.6	50.0	2 068.4	1 371.9	2.8	0.0	3 509.8
Internal revenue	364.9	2 173.9	666.1	29.5	19.9	-3 254.3	0.0
Operational revenue	381.6	2 223.9	2 734.5	1 401.4	22.7	-3 254.3	3 509.8
Gain/loss from derivatives 1)	0.0	-43.9	-5.7	0.0	4.1	45.9	0.4
Revenue in profit and loss	381.6	2 180.0	2 728.8	1 401.4	26.9	-3 208.4	3 510.2
Operational EBITDA	35.4	690.7	82.1	42.0	-7.4	0.0	842.7
Operational EBIT	28.1	585.9	77.9	19.7	-11.4	0.0	700.2
Change in unrealized internal margin	-13.5	0.0	0.0	0.0	0.0	-22.1	-35.6
Gain/loss from derivatives	0.0	-42.4	-5.7	44.3	12.1	0.0	8.3
Fair value adjustment on biological assets	-1.2	1 258.3	0.0	0.0	-1.4	0.0	1 255.8
Fair value uplift on harvested fish	-0.2	-869.3	0.0	0.0	-0.2	0.0	-869.6
Onerous contract provisions	0.0	-108.7	0.0	0.0	0.0	0.0	-108.7
Restructuring cost	0.0	-4.6	0.0	-0.9	0.0	0.0	-5.4
Other non-operational items	0.0	1.3	0.0	0.0	0.0	0.0	1.3
Income from associated companies	0.0	62.8	0.0	0.0	-0.2	0.0	62.6
Impairment losses	0.0	-17.9	-0.2	0.4	0.0	0.0	-17.7
EBIT	13.3	865.5	72.0	63.5	-1.0	-22.1	991.2

2015
External revenue	3.1	88.3	1 894.8	1 128.4	6.5	0.0	3 121.1
Internal revenue	317.0	1 822.7	379.7	35.8	39.9	-2 595.2	0.0
Operational revenue	320.1	1 911.0	2 274.5	1 164.2	46.4	-2 595.2	3 121.1
Gain/loss from derivatives	0.0	-10.2	-0.7	0.0	-8.0	10.2	-8.7
Revenue in profit and loss	320.1	1 900.8	2 273.8	1 164.2	38.4	-2 584.9	3 112.4
Operational EBITDA	30.5	339.1	68.9	42.9	5.1	0.0	486.6
Operational EBIT	21.5	238.5	65.5	19.6	1.7	0.0	346.8
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-2.2	-2.2
Gain/loss from derivatives	0.0	-10.2	-0.7	10.2	-11.8	0.0	-12.5
Fair value adjustment on biological assets	0.0	480.4	0.0	0.0	-12.7	0.0	467.7
Fair value uplift on harvested fish	0.0	-457.1	0.0	0.0	-0.4	0.0	-457.6
Onerous contract provisions	0.0	-0.7	0.0	0.0	0.0	0.0	-0.7
Restructuring cost	0.0	-9.3	0.0	-4.7	-1.2	0.0	-15.2
Other non-operational items	0.0	2.4	0.0	0.0	0.0	0.0	2.4
Income from associated companies	0.0	23.6	0.0	-0.2	0.0	0.0	23.4
Impairment losses	0.0	-4.4	0.0	-1.3	-1.1	0.0	-6.8
EBIT	21.5	263.0	64.8	23.7	-25.5	-2.2	345.3

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Q4|2016

Note 5 BIOLOGICAL ASSETS

EUR million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on harvested fish in the statement of comprehensive income
Q4 2016	-239.4	-25.7	-30.3	14.9	-21.6	-302.2
Q4 2015	-88.8	-9.0	-6.1	-3.1	-5.1	-112.1
YTD Q4 2016	-661.1	-77.3	-100.6	15.0	-45.7	-869.6
YTD Q4 2015	-352.2	-43.7	-25.9	-15.7	-20.1	-457.6

Fair value adjustment on biological assets in the statement of comprehensive income
Q4 2016	314.9	106.3	57.5	-15.9	11.9	474.8
Q4 2015	205.0	16.1	13.7	-0.7	-6.3	227.7
YTD Q4 2016	836.9	183.4	156.9	32.0	46.6	1 255.8
YTD Q4 2015	375.3	41.5	36.6	0.9	13.3	467.7

Volumes of biomass in sea (1 000 tonnes)
31.12.2016						253.4
30.09.2016						251.0
31.12.2015						275.4

Fair value adjustment on biological assets in the statement of financial position

31.12.2016
Fair value adjustment on biological assets	432.9	116.0	78.7	19.0	13.9	660.5
Biomass at cost*						913.3
Total biological assets						1 573.8

30.09.2016
Fair value adjustment on biological assets	357.9	38.6	49.0	19.2	23.6	488.3
Biomass at cost*						873.9
Total biological assets						1 362.2

31.12.15
Fair value adjustment on biological assets	236.5	17.9	19.0	-29.5	0.3	244.3
Biomass at cost*						895.9
Total biological assets						1 140.2
* Includes costs related to seawater, freshwater, broodstock and cleaningfish

Reconciliation of changes in carrying amount of biological assets

Carrying amount 01.10.2016						1 362.2
Cost to stock						375.3
Change in fair value						474.8
Fair value adjustment on harvested biomass						-302.2
Mortality for fish in sea						-8.0
Cost of harvested fish						-341.6
Other						10.0
Currency translation differences						3.3

Total carrying amount of biological assets as of 31.12.2016						1 573.8

Price sensitivities effect on fair value

The sensitivities are calculated based on a EUR 0.1 change of the salmon price in all markets (fish between 1-4 kg is measured proportionately based on their level of completion).
	12.0	2.5	2.1	1.0	0.6	18.1
Onerous contracts provision (included in other current liabilities in the statement of financial position)

9/30/2016						26.5
Change in onerous contracts provision in the statement of comprehensive income						98.0
Currency translation differences						0.1
12/31/2016						124.6

© Marine Harvest Group	45

Q4|2016

Note 6 EXCEPTIONAL ITEMS

EUR million	Q1 2016	Q2 2016	Q3 2016	Q4 2016	YTD 2016
Sea lice mitigation MH Norway	15.5	17.2	22.1	23.6	78.5
Incident-based mortality MH Norway	2.6	1.5	11.5	2.6	18.2
Incident-based mortality MH Scotland	-0.2	0.0	5.8	0.9	6.5
Incident-based mortality MH Canada	0.0	0.0	0.0	0.0	0.0
Incident-based mortality, costs directly attributable to algal bloom and other exceptional items MH Chile	9.5	3.8	0.0	0.0	13.3
Incident-based mortality MH Faroes	0.2	0.3	0.0	2.0	2.5
Incident-based mortality MH Ireland	1.8	0.2	1.0	0.7	3.5
Exceptional items in Operational EBIT	29.5	22.9	40.4	29.7	122.5

Note 7 FINANCIAL ITEMS

EUR million	Notes	Q4 2016	Q4 2015	2016	2015
Net interest expenses		-12.2	-11.2	-48.4	-46.5

Net currency effect on long term positions		16.3	-1.0	11.6	8.7
Net currency effects on short term positions		-2.2	8.5	-15.5	7.1
Net currency effects on short term currency hedges		4.9	2.0	5.6	-1.1
Net currency effects on long term currency hedges		-5.2	-4.6	25.2	-10.6
Net currency effects		13.9	4.9	26.9	4.2

Change in fair value financial instruments		13.9	5.2	20.8	-0.5
Change in fair value conversion liability component of convertible bonds	9	-82.8	-44.8	-230.0	-65.6
Net other financial items		-1.3	0.1	-1.3	13.2
Other financial items		-70.2	-39.6	-210.5	-52.9

Total financial items		-68.5	-45.9	-232.0	-95.2

Note 8 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes. Average diluted number of shares is also affected by the share price based bonus call options to senior executives.

The conversion liability component on the 2014 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive, and the convertible bond is therefore not included in diluted EPS. The conversion liability component on the 2015 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive, and the convertible bond is therefore not included in diluted EPS.

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Q4|2016

Note 9 CONVERTIBLE BONDS

EUR million
	Statement of financial position			Statement of comprehensive income
	Non-current interest-bearing debt	Conversion liability components		Net interest expenses	Other financial items
		2014-bond	2015-bond
Initial recognition
EUR 375 mill 2014-bond	309.8	59.0
EUR 340 mill 2015-bond	283.1		51.6

Subsequent measurement

Recognized 2014 and 2015
Interest effects	21.5			-26.9
Change in fair value of conversion liability components		87.1	11.8		-99.0
Net recognized 2014 and 2015				-26.9	-99.0

Recognized 2016
Q1, Q2 and Q3 2016
Coupon interest				-2.8
Amortized interest	17.4			-17.4
Change in fair value of conversion liability components		118.5	28.8		-147.3

Q4 2016
Coupon interest				-0.9
Amortized interest	6.0			-6.0
Change in fair value of conversion liability components		57.7	25.1		-82.8

Net recognized end of period	637.8	322.3	117.3	-27.1	-230.0

The value of the debt liability component and conversion liability component was determined when the bond was issued. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

The carrying amount of the debt liability component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current financial liabilities in the statement of financial position.

Note 10 SHARE CAPITAL

	No of shares	Share capital (EUR million)	Other paid in capital (EUR million)
Share Capital
Issued at the beginning of 2016	450 085 652	351.8	1 075.6
New shares issued
Repayment of paid in capital			-418.1
Issued at the end of period	450 085 652	351.8	657.5

Treasury Shares			Cost (EUR million)
Treasury shares at the beginning of 2016	0		0
Treasury shares purchased in the period	594 621		8.2
Treasury shares sold in the period	-594 621		-8.2
Treasury shares end of period	0		0

For information about issue of shares in 2017 through partial conversion of bond, see the "Events" section of this report.

© Marine Harvest Group	47

Q4|2016

Note 11 SHAREHOLDERS

Major shareholders as of 31.12.2016 :

Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	78 229 603	17.38%
Folketrygdfondet	36 918 504	8.20%
Clearstream Banking S.A.	21 333 029	4.74%
State Street Bank & Trust Comp.	10 227 961	2.27%
State Street Bank & Trust Comp.	9 992 980	2.22%
J.P. Morgan Bank Luxembourg S.A.	8 846 312	1.97%
Citibank N.A.	7 969 441	1.77%
State Street Bank & Trust Comp.	7 817 262	1.74%
State Street Bank & Trust Comp.	6 900 343	1.53%
J.P. Morgan Chase Bank N.A, London	5 349 242	1.19%
Jupiter European Fund	5 345 670	1.19%
J.P. Morgan Chase Bank N.A, London	4 366 173	0.97%
Invesco Funds	4 255 073	0.95%
State Street Bank & Trust Comp.	4 196 982	0.93%
Periscopus AS	4 000 000	0.89%
State Street Bank & Trust Comp.	3 662 033	0.81%
KLP Aksjenorge Indeks	3 522 947	0.78%
Verdipapirfondet DNB Norge (IV)	3 501 279	0.78%
J.P. Morgan Chase Bank N.A, London	3 426 840	0.76%
The Northern Trust Comp, London Br	2 450 685	0.54%
Total 20 largest shareholders	232 312 359	51.62%
Total other	217 773 293	48.38%
Total number of shares 12/31/2016	450 085 652	100%

Note 12 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)

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Q4|2016

Note 13 PRESENTATION CURRENCY

The Group changed its presentation currency from NOK to EUR from January 1, 2016, with retrospective application on comparative figures according to IAS 8 and IAS 21 to the extent practicable. The change was made to reflect that EUR is the predominant currency in the Group, accounting for more than 50% of net cash flow. Marine Harvest has managed its cash flow in EUR and used EUR as its main financing currency since the establishment of the Group in 2006. The change will make the presentation currency consistent with a significant part of the Group’s cash flow, cash flow management and financing.

Comparison figures in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows have been re-presented to reflect the currency rates of transactions in foreign currencies at the date of the transactions. The re-presentation of the statement of cash flow impacts the classification between currency translation adjustments and other components of cash flow.

The different components of assets and liabilities in EUR correspond to the amount published in NOK translated at the EUR/NOK closing rate applicable at the end of each reporting period. The same relates to the equity as a whole. As such, the change in presentation currency has not impacted the measurement of assets, liabilities, equity or any ratios between these components, such as debt to equity ratios. However, ratios that combine elements of profit and loss and the statement of financial position, may change when recalculated in EUR as a result of different currency rates being applied to elements of profit and loss (currency rates at the date of the transactions) and the statement of financial position (closing rates) respectively.

Translation adjustments and cumulative translation adjustments have been presented as if the Group had used EUR as the presentation currency also for the comparative figures. The Group has no material effects relating to reclassification of accumulated currency translation adjustments from equity to profit and loss in the comparative figures.

© Marine Harvest Group	49